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                                                            Exhibit Index Page 7

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. _______________)*


                         Grand Toys International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    386492201
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                                 (CUSIP NUMBER)



Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  386492201                                                         13G

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Aetna Inc.
             151 Farmington Avenue
             Hartford, CT.   06156-3124   IRS Identification No.  02-0488491
----------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)_________
      N/A                                 (b)_________
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3.  SEC USE ONLY
----------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Connecticut
----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY                       5.  SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH
                                                        238,100



                                                    6.  SHARED
VOTING POWER

                                                        -0-


                                                    7.  SOLE DISPOSITIVE POWER

                                                        238,100


                                                    8.  SHARED DISPOSITIVE POWER

                                                        -0-



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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     Person

     238,100


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.8%


12.  TYPE OF REPORTING PERSON*

     HC

*SEE INSTRUCTION BEFORE FILLING OUT!

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SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Grand Toys International, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1710 Trans Canada Hwy.
                  Dorval, Quebec, Canada
                  H9P 1H7

Item 2(a).        Name of Person Filing:

                  Aetna Inc.

Item 2(b).        Address of Principal Business Office or, if none,
                  Residence:

                  151 Farmington Avenue
                  Hartford, Connecticut  06156-3124

Item 2(c).        Citizenship:

                  Connecticut

Item 2(d).        Title of Class of Securities:

                  Class A Common

Item 2(e).        CUSIP Number:  386492201

Item 3.           Statement filed pursuant to Rule 13d-1(b).

Item 4.           Ownership.

         (a).     Amount Beneficially Owned

                  238,100

         (b).     Percent of Class:

                  7.8%

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         (c).     Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote - 238,100
                  (ii) shared power to vote or to direct the vote - 0
                  (iii)sole power to dispose or to direct the
                       disposition of - 238,100
                  (iv) shared power to dispose or to direct the disposition
                       of - 0

Item 5.           Ownership of Five Percent or Less of a Class.

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    See Exhibit attached hereto.

Item 8.           Identification and Classification of Members of the
                  Group.

                  N/A

Item 9.           Notice of Dissolution of Group.

                  N/A

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2000
----------------------
Date

/s/ William J. Casazza
----------------------------------------
Signature

William J. Casazza, Vice President, Deputy General Counsel and Corporate Secretary

Name/Title

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                                  EXHIBIT INDEX

Page No.        Identification and Classification of the Subsidiary Which
  8             Acquired the Security Being Reported on by the Parent Holding
                Company

                                       7

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EXHIBIT

                    Identification of the Relevant Subsidiary


Aeltus Investment Management, Inc., a wholly owned subsidiary of Aetna Inc., as investment adviser to mutual funds which are generally offered by Aetna Inc. to investors.

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